SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated September 7, 2006, entitled “SMIC and Magma Announce Availability of Integrated Advanced Reference Flow for SMIC 90-Nanometer Low-Power Process.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: September 11, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated September 7, 2006, entitled “SMIC and Magma Announce Availability of Integrated Advanced Reference Flow for SMIC 90-Nanometer Low-Power Process.”

Exhibit 99.1

SMIC and Magma Announce Availability of Integrated Advanced Reference

Flow for SMIC 90-Nanometer Low-Power Process

Blast Power-based solution uses SMIC libraries and Magma’s low-power synthesis and multi-VDD flow to optimize dynamic power and minimize leakage power

SANTA CLARA, Calif., U.S., and SHANGHAI, China, September 7, 2006 — Magma® Design Automation Inc. (Nasdaq: LAVA) and Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 981) jointly announced today the availability of an advanced IC implementation reference flow for SMIC’s 90-nanometer (nm) low-power process featuring Magma’s Blast Power™, Blast Fusion® and Blast Create™. The Magma-SMIC flow utilizes SMIC’s 90-nm standard cell and IO libraries, along with Magma’s low power synthesis and multi-VDD design flow, to address the three major concerns of power management: dynamic power, leakage power and power distribution.

Blast Power is a key component of Magma’s low-power design methodology. Blast Power optimizes dynamic power with flexible voltage islands that selectively shut down different regions of a chip, it meets leakage power requirements with libraries that automatically select the cells most suitable to control leakage, and it uses automatic power grid synthesis to enable optimal power distribution.

“The availability of Magma’s low-power RTL-to-GDSII reference flow for our 90-nm process demonstrates both companies’ commitment to helping our customers deliver complex, low-power ICs faster,” said Paul Ouyang, vice president of Design Services at SMIC. “We look forward to continuing our relationship with Magma to provide leading-edge solutions that meet the low-power design needs of our customers.”

“We are excited to strengthen our partnership with SMIC, a leader in IC manufacturing, by offering this new 90-nm flow,” said Kam Kittrell, general manager of Magma’s Design Implementation Business Unit. “Our design flow provides low-power capabilities that are critical for our customers who are competing in many high-growth markets, including wireless and handheld devices.”

The low-power reference flow guides designers through an RTL-to-GDSII methodology enabling fast, optimal timing-versus-power and area-versus-power tradeoffs at different stages of the implementation flow. With the ability to address power considerations during implementation and within a single environment, designers can minimize the power consumption of the design and reduce turnaround time.

Introduction of the Magma-SMIC 90-nm flow completes Magma’s portfolio of 90-nm reference flows available with major foundries in the world.

About SMIC

SMIC (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35mm to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing, the first of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com.

About Magma

Magma’s software for IC design is recognized as embodying the best in semiconductor technology. The world’s top chip companies use Magma’s EDA software to design and verify complex, high-performance ICs for communications, computing, consumer electronics and networking applications, while at the same time reducing design time and costs. Magma provides software for IC implementation, analysis, physical verification, characterization and programmable logic design; and the company’s integrated RTL-to-GDSII design flow offers “The Fastest Path from RTL to Silicon™.” Magma is headquartered in Santa Clara, Calif. with offices around the world. Magma’s stock trades on Nasdaq under the ticker symbol LAVA. Visit Magma Design Automation on the web at www.magma-da.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as statements regarding the ongoing collaboration between SMIC and Magma, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors (including without limitation the actual results of future collaboration between SMIC and Magma), which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 29, 2006 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

#  #  #

Blast Fusion and Magma are registered trademarks and Blast Power, Blast Create and “The Fastest RTL-to-Silicon” are trademarks of Magma Design Automation. All other trademarks and registered trademarks are held by their respective owners.

Media Contacts:

SMIC Shanghai

Reiko Chang

SMIC Public Relations Department

+86 21 5080 2000 ext 10544

E-mail: PR@smics.com

SMIC Hong Kong

Mei Fung Hoo

+852 2537 8480

E-mail: MeiFung_Hoo@smics.com

Magma Design Automation

Monica Marmie

Director, Marketing Communications

(408) 565-7689

monical@magma-da.com